Exhibit 77D

                 Policies with respect to security investments

The investment strategy for ING MagnaCap Fund was changed effective September 30, 2003 to the following:

INVESTMENT STRATEGY

The Fund will normally invest at least 80% of its assets in common stock of large companies. The Fund will provide shareholders with at least 60 day's prior notice of any change in this investment policy.

Large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1000 largest companies as measured by equity market capitalization. The market capitalization of what the Sub-Adviser considers to be large companies will change with market conditions. As of June 30, 2003, this meant a market capitalization of at least $2.0 billion.

The Fund normally invests in companies that the Sub-Adviser, using a disciplined value approach, considers to be undervalued compared to the overall stock market. Among the criteria the Sub-Adviser will consider are whether a company has increased dividends or had the financial capacity to have increased dividends over the past 10 years. The Sub-Adviser also analyzes candidates for investment for some catalyst or vector of change that may lead to an increase in the share price.

The equity securities in which the Fund may invest include common stocks, convertible securities, and rights or warrants. The Fund may invest the remaining 20% of its assets in other types of securities including foreign securities and smaller companies. Although the Fund normally will be invested as fully as practicable in equity securities, assets that are not invested in equity securities may be invested in high quality debt securities.

The Fund also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising.